Exhibit 99.1

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

The Company makes available to its shareholders the final synthetic voting map of the Extraordinary Shareholders’ Meeting held on April 1, 2019, at 9:30 am, at its headquarters located at Avenida Professor Magalhães Neto, 1752, Salvador/BA, CEP 41810-012

		Resolutions / Questions regarding the	Number of votes
No.	Resolution	ESM	Approve	Reject	Abstain	Total
1

Approval of the Protocol and Justification of the Merger of Fibria Celulose S.A. by Suzano (“Merger Agreement”), executed on February 27, 2019, by the management of the Company and Fibria Celulose S.A., a publicly held company, enrolled with the CNPJ/MF under No. 60.643.228/0001-21, with its headquarters in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010 (“Fibria”), which sets forth the terms and conditions of the merger of Fibria into the Company, with the consequent winding up of Fibria (“Merger”).

		Simple Resolution	1,107,655,442	1,816	565,365	1,108,222,623

2	Ratification of the appointment of PricewaterhouseCoopers, a company with headquarters located in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, Torre Torino, enrolled with the CNPJ/ME under No. 61.562.112/0001-20 (“PwC”) to prepare the appraisal report to determine the book value of Fibria’s equity, pursuant to the terms of article 227 of the Brazilian Corporations Law (“Appraisal Report”).	Simple Resolution	1,107,657,122	1,516	563,985	1,108,222,623

		Resolutions / Questions regarding the	Number of votes
No.	Resolution	ESM	Approve	Reject	Abstain	Total
3	Approval of the Appraisal Report.	Simple Resolution	1,107,653,138	1,934	567,551	1,108,222,623

4	Approval of the Merger, under the terms of Merger Agreement.	Simple Resolution	1,107,655,156	1,842	565,625	1,108,222,623

5	Change of the Company’s corporate name to “Suzano S.A.”, with the consequent amendment of Clause 1 of its Bylaws.	Simple Resolution	1,107,657,050	1,214	564,359	1,108,222,623

6	Amendment to Clause 5 of the Company’s Bylaws to reflect the amount of its capital stock and the number of shares it is divided by as a result of the capital increase under the authorized capital due to the merger of Eucalipto Holding S.A. completed on January 14, 2019, as approved in the Company’s Shareholders Meeting held on September 13, 2018, and in the Company’s Board of Directors Meeting held on January 10, 2019.	Simple Resolution	1,107,653,538	1,290	567,795	1,108,222,623

7	Approval of the complementation of the Company’s purpose, to include (a) expressly other activities currently carried out by Fibria; and (b) in the description of the activity listed in line “a” of Clause 4 of the Bylaws to mention the manufacture, trade, import and export of wood, with the consequent amendment of Clause 4 of the Company’s Bylaws.	Simple Resolution	1,107,653,740	1,104	567,779	1,108,222,623

		Resolutions / Questions regarding the	Number of votes
No.	Resolution	ESM	Approve	Reject	Abstain	Total
8

Approval of the amendment of the Company’s Bylaws to (a) globally amend the Clauses of the Bylaws to adjust the Board of Officers’ designation as used internally by the Company — Statutory Executive Board of Officers; (b) complement the competence of the Board of Directors and Statutory Executive Board of Officers; (c) adjust the Clauses of the Bylaws to other amendments that shall be made in the Bylaws pursuant to the other items of this Call Notice, including with the possible renumbering of these articles due to the extinction of old or addition of new articles to the Company’s Bylaws; (d) include a new paragraph to Clause 20 to allow the Statutory Executive Board of Officers meetings to be performed remotely; (e) amend Clause 25 (renumbered to become Clause 24) due to the change of the Audit Board regiment to not permanent; and (f) amend Clause 26 to clarify the concepts of the formula for calculating the minimum mandatory dividend, without changing the Company’s or its shareholders results.

		Simple Resolution	1,103,163,990	4,474,620	584,013	1,108,222,623

9	The termination of the current advice statutory committees to the Board of Directors of the Company, with the consequent exclusion of the current Clause 16 of the Company’s Bylaws.	Simple Resolution	957,428,373	150,218,635	575,615	1,108,222,623

10	The creation of a Statutory Audit Committee pursuant to applicable laws and regulations, with the inclusion of a new Clause 25 to the Company’s Bylaws to govern the rules, terms and conditions related to the matter hereof.	Simple Resolution	1,103,922,096	3,732,748	567,779	1,108,222,623

11	Re-rectification of the global annual compensation of managers and members of the audit board with respect to the fiscal year of 2018, approved in the Company’s annual shareholders meeting held on April 26, 2018.	Simple Resolution	699,611,884	380,223,484	28,387,255	1,108,222,623

Total			11,617,711,529	538,660,203	34,077,121	12,190,448,853